Exhibit 1.1

PERION NETWORK LTD.
AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

1.	Name of the Company: Perion Network Ltd.

2.	The objective for which the Company was formed:

(a)	The development, manufacture and marketing of software.

(b)	Any other objective determined by the Company’s board of directors.

3.	The liability of the shareholders is limited.

4.	The share capital of the Company shall be NIS 1,300,000, consisting of 43,333,333 ordinary shares, each having a nominal value of NIS 0.03.

5.
Amendments to this Memorandum of Association shall be adopted if approved by the holders of a simple majority of the voting power of the Company represented at the meeting, in person or by proxy, and voting thereon.